# SC Distributors, LLC
## Statement of Financial Condition
## December 31, 2015

*(dollars in,000s)*

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 3,449 |
| Fees and commissions receivable | | 277 |
| Reimbursable expenses receivable, net of $431 allowance | | 3,603 |
| Due from affiliates | | 129 |
| Prepaid insurance | | 418 |
| Prepaid other | | 213 |
| Property and equipment (net of accumulated depreciation and amortization of $191) | | 476 |
| **Total assets** | $ | 8,565 |

**Liabilities and Member's Capital**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 1,374 |
| Accrued compensation and benefits | | 906 |
| Due to affiliates | | 1,004 |
| **Total liabilities** | | 3,284 |
| **Member's Capital** | | 5,281 |
| **Total liabilities and member's capital** | $ | 8,565 |

The accompanying notes are an integral part of the financial statements.